Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 13, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 13, 2002, entitled "New directors nominated for Statoil board".

New directors nominated for Statoil board

Four new candidates to serve as shareholder-elected directors on the Statoil ASA board have been nominated by the election committee today, 13 June.

Both Finn Hvistendal and Knut Åm have been proposed for re-election, while Leif Terje Løddesøl is nominated as a new director and candidate for the chairmanship.

Mr Hvistendal served for many years in the top management at Norsk Hydro and as president of Den norske Bank, while Mr Åm has been a senior Phillips Petroleum executive. Mr Løddesøl is chairman of the Wilh Wilhelmsen shipping group.

The three other new candidates are Maurey Devine, Grace Skaugen and Eli Sætersmoen.

Ms Devine has broad experience of the petroleum industry from her career in Mobil, including a period as managing director of Mobil Norway.

Well acquainted with both international and American politics, she is currently a fellow at the Belford Centre for Science and International Affairs at Harvard University.

Dr Skaugen has solid academic qualifications, including a doctorate in physics and a master of business administration (MBA). She also has experience from investment banking as finance vice president at Orkla Enskilda Securities.

Educated as a petroleum engineer, Eli Sætersmoen has worked for Norsk Hydro and gained management experience at McKinsey. She is currently finance vice president for the Selvaag group.

"We're very satisfied with the high level of expertise among these candidates, and with the fact that half of them are women," says Jens Ulltveit-Moe, who chairs the election committee.

Anne Cathrine Slungård has also been recommended as chair of Statoil's corporate assembly, with Wenche Meldahl as her deputy.

For further information, contact:
Jens Ulltveit-Moe, tel: +47 67 11 08 00, 970 68 165 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 13, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer